Robert W. Black Joins Annie’s Inc. Board of Directors

BERKELEY, Calif., June 26, 2014—Annie's, Inc. (NYSE: BNNY), a leading natural and organic food company, announced that Robert W. Black, a Senior Advisor to the Boston Consulting Group and former Group President of Kimberly-Clark Corporation, has joined its Board of Directors. Mr. Black will serve as Chairman of the Annie’s Nominating/Corporate Governance Committee.

“Bob brings to his role as Director extensive experience in leading large, successful consumer goods businesses and working with management and boards to deliver superior shareholder value,” said Billie Ida Williamson, Annie’s Lead Director. “He has served as a senior executive in complex public and private businesses; and held executive management roles in marketing, operations, IT and innovation. As both a chief in-house strategist and external consultant, he has helped to transform businesses to drive rapid growth and profitability as well as enhance their future potential. We are delighted he has joined our Board.”

Mr. Black served in senior roles at Kimberly-Clark Corporation from 2006 to 2012. As Group President of Kimberly-Clark International, an $8 billion international business with over 30,000 employees and 50 manufacturing facilities, he led a successful business transformation that substantially accelerated growth and increased profitability. Prior to becoming Group President he served as the company’s Chief Strategy Officer, responsible for reconstituting corporate and individual business strategies, M&A and the leadership agenda of the Executive Committee, and as Chief Innovation Officer. In each of these positions he reported to the Chairman of the Board.

Before he joined Kimberly-Clark, he was a Director and Chief Operating Officer of Sammons Enterprises, Inc., a privately held consumer oriented and service-based business. He also held a number of senior positions at Steelcase, Inc., including President of Steelcase International and a member of the Steelcase Inc. Executive Committee.

Prior to this time he served as a consultant at McKinsey & Company, and in key roles at global medical products and entrepreneurial manufacturing companies.

Currently, Mr. Black serves as a Senior Advisor to the Boston Consulting Group and their global clients on driving rapid growth, innovation, digital commerce, business transformation and globalization, as well as an advisor to private equity and the board of directors of Argotec LLC.

Mr. Black has served on numerous other public and private boards, including as Chairman of North American Technologies Group and Vice Chairman of Modernform PLC. He received his Masters of Business Administration from Harvard Business School and his Bachelor of Science at the University of Buffalo.

About Annie's
Annie's, Inc. (NYSE: BNNY) is a natural and organic food company that offers great-tasting products in large packaged food categories. Annie's products are made without artificial flavors, synthetic colors, and preservatives regularly used in many conventional packaged foods. Additionally, Annie's sources ingredients so as to avoid synthetic growth hormones and genetically modified food ingredients. Today, Annie's offers over 145 products and is present in over 35,000 retail locations in the United States and Canada. Founded in 1989, Annie's is committed to operating in a socially responsible and environmentally sustainable manner. For more information, visit www.annies.com.

CONTACT:
Ed Aaron
510-558-7574
303-868-5551
ir@annies.com

SOURCE Annie's, Inc.